Exhibit 99.2


                                 AMENDMENT NO. 1
                                     TO THE
                AMENDED AND RESTATED INCENTIVE SHARE OPTION PLAN
                                       OF
                      AMERICAN MORTGAGE ACCEPTANCE COMPANY



      WHEREAS, the Board of Trustees of American Mortgage Acceptance Company (the Company") adopted resolutions to recommend, and did recommend to the Shareholders of the Company, that the Company's Amended and Restated Incentive Share Option Plan (the "Plan") be amended to modify Section 4 and Section 6(b) of the Plan; and

      WHEREAS, a majority of the votes cast of the Shareholders of the Company voted affirmatively to amend Section 4 and Section 6(b) of the Plan at the Company's annual meeting of Shareholders on June 9, 2004.

NOW THEREFORE, BE IT RESOLVED, that Section 4 of the Plan is hereby amended and restated in its entirety as follows:

4.    Shares Subject to Plan
      ----------------------

      (a) Maximum Number. Subject to adjustment as provided in Sections 13 and 14 below, the maximum number of Shares that may be issued and sold pursuant to Options granted under the Plan is (determined at the time each Option is granted) is the lesser of:

      (i) ten (10%) percent of the number of Shares outstanding on the date each Option is granted; and (ii) the limit prescribed by the Listing Standards, Policies, and Requirements of the American Stock Exchange, as amended from time to time, or any other applicable policies and requirements of any other national securities exchange or national quotation system on which the Shares are then listed.

      (b) Reservation of Shares. The Company shall reserve for issuance, for the purposes of the Plan, out of its authorized but unissued Shares or out of Shares held in the Company's treasury, or partly out of each, such number of Shares as shall be determined, from time to time, by the Committee. If Options granted under the Plan shall expire or terminate for any reason without having been exercised in full, the Shares subject to the unexercised portions of such Options shall again be available for subsequent Award grants under the Plan. Shares issuable upon exercise of Options shall be subject to such restrictions on transfer, repurchase rights or other restrictions as may be determined by the Committee.

AND BE IT FURTHER RESOLVED, that Section 6(b) of the Plan is hereby amended and restated in its entirety as follows:

      (b) Share Limitation. Subject to the limitation set forth in Section 4, if the Company's distributions per Share from cash available for distributions ("CAD") in the immediately preceding calendar year exceed $1.45 per Share, the Committee will have the authority to issue Options. "CAD" shall mean cash available for distribution, which shall consist of the Company's net income (as determined pursuant to GAAP) adjusted for certain non-cash charges (as determined pursuant to GAAP).